FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of the following increases in interests in Ordinary Shares in GlaxoSmithKline plc purchased at a price of 1597.03 pence per Share on 13 January 2014, in respect of the personal holdings of the under-mentioned Director, Persons Discharging Managerial Responsibility (PDMR) and Connected Person following the re-investment of the dividend paid to shareholders on 9 January 2014.

Director/PDMR	Ordinary Shares	Connected Person	Ordinary Shares
Dr M M Slaoui	251.218	-
Mr S M Bicknell	151.955	-
Mr R G Connor	0.693	-
Mr J Ford	0.009	-
Mr S A Hussain	1,192.946	-
Mr D S Redfern	363.614	-
Ms C Thomas	404.927	-
Mr P C Thomson	120.166	Mrs K Thomson	21.158
Dr P J T Vallance	367.542	-
Ms E Walmsley	160.624	-

The Company was advised of this information on 16 January 2014.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

Sonja Arsenić
Corporate Secretariat

16 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 16, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc